UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

SENDGRID, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
816883102
(CUSIP Number)

DECEMBER 31, 2017
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816883102	Page 2 of 9 Pages

1.	Name of Reporting Persons Highway 12 Venture Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,401,970 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,401,970 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,401,970 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (3)
12.	Type of Reporting Person (See Instructions) PN
(1) This Schedule 13G is filed by Highway 12 Venture Fund II, L.P. ("Fund II"), Highway 12 Venture Fund II-B, L.P. ("Fund II-B"), Highway 12 Capital Partners II, LLC ("Partners II"), Highway 12 Ventures II, Inc. ("Ventures II") and Mark Solon (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.

(2) Consists of 2,401,970 shares of the Issuer's common stock held by Fund II.  Partners II is the general partner of Fund II and Ventures II is the manager of Partners II.  Mark Solon is the managing partner of Ventures II.  Fund II, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares.  Each of Partners II, Ventures II and Mr. Solon disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3) This percentage is calculated based upon 42,021,661 outstanding shares of the Issuer's common stock, as reported in the Issuer's final prospectus for its initial public offering (Commission File No. 333-221003) filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	Page 3 of 9 Pages

1.	Name of Reporting Persons Highway 12 Venture Fund II-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,113,174 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,113,174 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,174 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) PN
(1) The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2) Consists of 2,113,174 shares of the Issuer's common stock held by Fund II-B.  Partners II is the general partner of Fund II-B and Ventures II is the manager of Partners II.  Mark Solon is the managing partner of Ventures II.  Fund II-B, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares.  Each of Partners II, Ventures II and Mr. Solon disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3) This percentage is calculated based upon 42,021,661 outstanding shares of the Issuer's common stock, as reported in the Issuer's final prospectus for its initial public offering (Commission File No. 333-221003) filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	Page 4 of 9 Pages

1.	Name of Reporting Persons Highway 12 Capital Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,515,144 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,515,144 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,515,144 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.7% (3)
12.	Type of Reporting Person (See Instructions) OO
(1) The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2) Consists of 2,401,970 shares held of the Issuer's common stock held by Fund II and 2,113,174 shares held of the Issuer's common stock held by Fund II-B.  Partners II is the general partner of Fund II and Fund II-B and Ventures II is the manager of Partners II.  Mark Solon is the managing partner of Ventures II.  Fund II, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II and Fund II-B, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II-B.  Each of Partners II, Ventures II and Mr. Solon disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3) This percentage is calculated based upon 42,021,661 outstanding shares of the Issuer's common stock, as reported in the Issuer's final prospectus for its initial public offering (Commission File No. 333-221003) filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	Page 5 of 9 Pages

1.	Name of Reporting Persons Highway 12 Ventures II, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Idaho
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,515,144 (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,515,144 (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,515,144 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.7% (3)
12.	Type of Reporting Person (See Instructions) OO
(1) The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2) Consists of 2,401,970 shares held of the Issuer's common stock held by Fund II and 2,113,174 shares held of the Issuer's common stock held by Fund II-B.  Partners II is the general partner of Fund II and Fund II-B and Ventures II is the manager of Partners II.  Mark Solon is the managing partner of Ventures II.  Fund II, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II and Fund II-B, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II-B.  Each of Partners II, Ventures II and Mr. Solon disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3) This percentage is calculated based upon 42,021,661 outstanding shares of the Issuer's common stock, as reported in the Issuer's final prospectus for its initial public offering (Commission File No. 333-221003) filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	Page 6 of 9 Pages

1.	Name of Reporting Persons Mark Solon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,515,144 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,515,144 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,515,144 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.7% (3)
12.	Type of Reporting Person (See Instructions) IN
(1) The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
(2) Consists of 2,401,970 shares held of the Issuer's common stock held by Fund II and 2,113,174 shares held of the Issuer's common stock held by Fund II-B.  Partners II is the general partner of Fund II and Fund II-B and Ventures II is the manager of Partners II.  Mark Solon is the managing partner of Ventures II.  Fund II, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II and Fund II-B, Partners II, Ventures II and Mr. Solon share power to direct the voting and disposition of the shares held by Fund II-B.  Each of Partners II, Ventures II and Mr. Solon disclaim beneficial ownership of the shares except to the extent of his or its respective pecuniary interest therein.
(3) This percentage is calculated based upon 42,021,661 outstanding shares of the Issuer's common stock, as reported in the Issuer's final prospectus for its initial public offering (Commission File No. 333-221003) filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	Page 7 of 9 Pages

Item 1(a)  Name of Issuer
SendGrid, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

1801 California Street
Suite 500
Denver, CO  80202

Item 2(a)  Name of Person Filing

Highway 12 Venture Fund II, L.P.
Highway 12 Venture Fund II-B, L.P.
Highway 12 Capital Partners II, LLC
Highway 12 Ventures II, Inc.
Mark Solon

Item 2(b)  Address of Principal Business Office or, if none, Residence

Hoff Building
802 West Bannock, 7th Floor
Boise, ID  83702

Item 2(c)  Citizenship

Entities:
Highway 12 Venture Fund II, L.P. - Delaware
Highway 12 Venture Fund II-B, L.P. - Delaware
Highway 12 Capital Partners II, LLC - Delaware
Highway 12 Ventures II, Inc. - Idaho

Individual:
Mark Solon - United States of America

Item 2(d) Title of Class of Securities
Common Stock, $0.001 par value
Item 2(e)  CUSIP Number
816883102
Item 3
Not applicable.
Item 4  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

CUSIP No. 816883102	Page 8 of 9 Pages
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐
Item 6  Ownership of More than Five Percent of Another Person
Not applicable.
Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8  Identification and Classification of Members of the Group
Not applicable.
Item 9  Notice of Dissolution of Group
Not applicable.
Item 10  Certification
Not applicable.

CUSIP No. 816883102	Page 9 of 9 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2018.

HIGHWAY 12 VENTURE FUND II, L.P.

By:  Highway 12 Capital Partners II, LLC
Its:  General Partner

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:  /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 VENTURE FUND II-B, L.P.

By:  Highway 12 Capital Partners II, LLC
Its:  General Partner

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:  /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 CAPITAL PARTNERS II, LLC

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:  /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 VENTURES II, INC.

By:  /s/ Mark Solon
Mark Solon
Managing Partner

/s/ Mark Solon
Mark Solon

EXHIBITS
A- Joint Filing Statement

Exhibit A
JOINT FILING AGREEMENT
The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 13, 2018.
HIGHWAY 12 VENTURE FUND II, L.P.

By:  Highway 12 Capital Partners II, LLC
Its:  General Partner

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:    /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 VENTURE FUND II-B, L.P.

By:  Highway 12 Capital Partners II, LLC
Its:  General Partner

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:    /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 CAPITAL PARTNERS II, LLC

By:  Highway 12 Ventures II, Inc.
Its:  Manager

By:    /s/ Mark Solon
Mark Solon
Managing Partner

HIGHWAY 12 VENTURES II, INC.

By:    /s/ Mark Solon
Mark Solon
Managing Partner

                       /s/ Mark Solon
 Mark Solon